                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-9C-3


                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                  THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   For the Quarterly Period Ended March 31, 2001
                                  POWERGEN PLC
                          POWERGEN US HOLDINGS LIMITED
                             POWERGEN US INVESTMENTS
                              ERGON US INVESTMENTS
                            POWERGEN LUXEMBOURG SARL
                        POWERGEN LUXEMBOURG HOLDINGS SARL
                      POWERGEN LUXEMBOURG INVESTMENTS SARL
                                  POWERGEN USA
                          POWERGEN US INVESTMENTS CORP.
            --------------------------------------------------------

                      (Name of Registered Holding Company)

                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                    (Address of Principal Executives Offices)

            Inquiries concerning this Form U-9C-3 may be directed to:

                                Mr. David Jackson
                      Company Secretary and General Counsel
                                  Powergen plc
                               53 New Broad Street
                                 London EC2M 1SL
                                 United Kingdom

                                  POWERGEN PLC

                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2001

                                Table of Contents

Item 1.   Organization Chart

Item 2.   Issuance and Renewals of Securities and Capital Contributions

Item 3.   Associated Transactions

Item 4.   Summary of Aggregate Investment

Item 5.   Other Investments

Item 6.   Financial Statements and Exhibits

SIGNATURE

This report covers the quarter ended March 31, 2001.

Item 1. - ORGANIZATION CHART

                                                                                      Percentage
                                            Energy or                     State/      of Voting
                                           Gas-related    Date of       Country of    Securities        Nature of
Name of Reporting Company                    Company    Organization   Organization      Held           Business
-------------------------                    -------    ------------   ------------      -----          --------
Powergen plc                                   (a)        6/19/98     England and         ____       Holding Company
                                                                         Wales

Powergen US Holdings Limited                   (a)        4/22/99     England and         100%       Holding Company
                                                                         Wales

Powergen US Investments Limited                (a)        3/13/90     England and         100%       Holding Company
                                                                         Wales

Powergen Luxembourg sarl                       (a)        12/4/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Holdings sarl              (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen Luxembourg Investments sarl           (a)        12/2/00      Luxembourg         100%       Holding Company

Powergen USA                                   (a)        12/2/00       Delaware          100%       Holding Company

Powergen US Investments Corp.                  (a)        12/2/00       Delaware          100%       Holding Company

LG&E Energy Corp.                              (a)       11/14/89       Kentucky          100%       Holding Company (exempt)

   LG&E Energy Marketing Inc.                Energy       4/18/84       Oklahoma          100%       Power Marketing

   LG&E Capital Corp. (LCC)                    (a)        4/26/91       Kentucky          100%       Non-Utility Holding
                                                                                                     Company

      LG&E Credit Corp.                      Energy       7/11/97       Kentucky          100%       Consumer Lending Services

      LNGCL Inc.                                *         4/3/92        Delaware          100%       Inactive

      LNGCG Inc.                                *         4/3/92        Delaware          100%       Inactive

      LG&E Home Services Inc.                Energy       1/22/96       Kentucky          100%       Appliance Repair and
                                                                                                     Warranty

      LG&E Enertech Inc.                     Energy      12/21/95       Kentucky          100%       Engineering, Energy
                                                                                                     Management and
                                                                                                     Consulting Services

      FSF Minerals Inc.                      Energy      12/28/98       Kentucky          100%       Owner of Coal Reserves

      LG&E Energy Privatization Services     Energy       7/13/98       Kentucky          100%       Bidder on Government
      Inc.                                                                                           Privatization Project

      WKE Corp.                                (a)        5/1/98        Kentucky          100%       Investment Holding
                                                                                                     Company

--------------------
(a)  Directly or indirectly holds securities in energy-related companies
 *   Inactive
gp   general partnership interest
lp   limited partnership interest

                                                                                      Percentage
                                            Energy or                     State/      of Voting
                                           Gas-related    Date of       Country of    Securities        Nature of
Name of Reporting Company                    Company    Organization   Organization      Held           Business
-------------------------                    -------    ------------   ------------      -----          --------

        LCC LLC                              Energy       3/2/99        Kentucky          100%       Owns Options on Mineral
                                                                                                     Rights

        FCD LLC                              Energy       2/17/00       Kentucky          100%       Owns Options and Actual
                                                                                                     Riparian Rights

        Excalibur Development LLC               *         2/17/00       Kentucky          100%       Inactive

      LG&E Power Inc.                          (a)        5/7/80        Delaware          100%       Holding Company for
                                                                                                     Non-Utility Investments

        LG&E Power Engineers and             Energy       3/5/80       California         100%       Engineering and Project
          Constructors Inc.                                                                          Management (Inactive)

           LG&E Power Constructors Inc.         *         6/29/81      California         100%       Inactive

           Ultraclean Incorporated              *         8/1/84       California         100%       Inactive

        LG&E Power Services Inc.             Energy      10/27/82      California         100%       Power Facilities
                                                                                                     Management and Operations

           Maine Power Services                 *         unknown      California         50%        Inactive

        LG&E Power Operations Inc.           Energy       6/8/82       California         100%       Power Project Ownership,
                                                                                                     Management & Development

           LG&E/Kelso Power Partners L.P.       *         unknown      California        2% gp       Inactive
                                                                                         49% lp

           HD/WS Corporation                    *        12/11/85      California         100%       Inactive

           LG&E-Westmoreland Rensselaer         *         6/15/92      California         50%        Inactive

           LG&E Power 5 Incorporated            *         3/31/83      California         100%       Inactive

              Babcock-Ultrapower West           *         unknown      California        17% gp      Inactive
              Enfield

           LG&E Power 6 Incorporated            *         9/14/93      California         100%       Inactive

              Babcock-Ultrapower                *         unknown      California        17% gp      Inactive
              Jonesboro

           LG&E Power 11 Incorporated          (a)        4/6/89       California         100%       Former Owner of Power
                                                                                                     Generation Facilities

           LG&E Southampton Incorporated       (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

              LG&E Southampton L.P.            (a)       12/28/89      California        20% gp      Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 12 Incorporated          (a)        4/6/89       California         100%       Indirect Owner of Power
                                                                                                     Generation Facilities

--------------------
(a)  Directly or indirectly holds securities in energy-related companies
 *   Inactive
gp   general partnership interest
lp   limited partnership interest

                                                                                      Percentage
                                            Energy or                     State/      of Voting
                                           Gas-related    Date of       Country of    Securities        Nature of
Name of Reporting Company                    Company    Organization   Organization      Held           Business
-------------------------                    -------    ------------   ------------      -----          --------
           LG&E Altavista Incorporated         (a)       11/15/89      California         100%       Former Owner of Power
                                                                                                     Generation Facilities

              LG&E Altavista L.P.              (a)       12/28/89      California        20% gp      Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 13 Incorporated          (a)        4/6/89       California         100%       Former Owner of
                                                                                                     Generation Facilities

           LG&E Hopewell Incorporated          (a)       11/15/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

              LG&E Hopewell LP                 (a)       12/28/89      California         100%       Former Owner of
                                                                                                     Generation Facilities

           LG&E Power 14 Incorporated           *         4/6/89       California         100%       Inactive

              LG&E Power 14-Buena Vista         *         unknown      California        45% gp      Inactive

           LG&E Power 16 Incorporated          (a)        8/3/99       California         100%       Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power Roanoke                  (a)        8/3/89       California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Roanoke Valley LP           (a)        3/14/90      California         1% gp 1    Indirect Owner of
                                                                                         99% lp 2    Generation Facilities

                       Westmoreland-LG&E     Energy       12/1/93       Virginia         50% gp      Generation Facilities
                        Partners

           LG&E  Power 18 Incorporated          *         6/9/88       California         100%       Inactive

           LG&E Erie Partner Incorporated       *        11/16/90      California         100%       Inactive

              Erie Power Partners L.P.          *         unknown      California         1% gp      Inactive
                                                                                         49% lp

           LG&E Power 21 Incorporated          (a)       11/16/90      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 21 Wind                  (a)       12/23/93      California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Power 21 L.P.               (a)       12/27/93      California        1% gp 3     Indirect Owner of Power
                                                                                        99% lp 4     Generation Facilities

--------------------
(a)  Directly or indirectly holds securities in energy-related companies
 *   Inactive
gp   general partnership interest
lp   limited partnership interest
1    directly held by LG&E Power 16 Incorporated
2    directly held by LG&E Power Roanoke Incorporated
3    directly held by LG&E Power 21 Incorporated
4    directly held by LG&E Power 21 Wind Incorporated

                                                                                      Percentage
                                            Energy or                     State/      of Voting
                                           Gas-related    Date of       Country of    Securities        Nature of
Name of Reporting Company                    Company    Organization   Organization      Held           Business
-------------------------                    -------    ------------   ------------      -----          --------
                Windpower Partners           Energy      12/15/93       Delaware         .5% gp      Generation Facilities
                1993 L.P.                                                               49.5% lp

           LG&E Power 22 Incorporated           *        11/16/90      California         100%       Inactive

           LG&E Power 29 Incorporated           *        11/16/93      California         100%       Inactive

           LG&E Power 31 Incorporated          (a)       12/19/94      California         100%       Indirect Owner of
                                                                                                     Generation Facilities

              LQ GP, LLC                       (a)        3/17/01       Delaware          50%        Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 31 Wind                  (a)       12/19/94      California         100%       Indirect Owner of
           Incorporated                                                                              Generation Facilities

              LG&E Power 31 L.P.               (a)         12/94       California         1% gp 5    Indirect Owner of
                                                                                         99% lp 6    Generation Facilities

                Windpower Partners           Energy      12/30/94       Delaware        .44% gp      Generation Facilities
                1994 L.P.                                                              32.89% lp

                LQC LP LLC                     (a)        3/17/01       Delaware        33-1/3%      Indirect Owner of
                                                                                                     Generation Facilities

           LG&E Power 25 Incorporated           *         12/1/95       Delaware          100%       Inactive

           LG&E Power 26 Incorporated           *         12/1/95       Delaware          100%       Inactive

        LG&E Power Development Inc.          Energy      12/12/84      California         100%       Development of QFs and
                                                                                                     EWGs

        LG&E Crown Inc.                        Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        LG&E Minor Facilities Inc.             Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Power Tex Parent Inc.                  Gas       4/14/2000      Delaware          100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Llano Gathering Inc.                   Gas       4/20/2000     New Mexico         100%       Prior Owner of
                                                                                                     Investment in Gas
                                                                                                     Gathering, Processing
                                                                                                     and Storage Facilities

        Llano Storage Inc.                     Gas       4/20/2000     New Mexico         100%       Prior Owner of Investment in
                                                                                                     Gas Gathering, Processing and
                                                                                                     Storage Facilities

--------------------
(a)  Directly or indirectly holds securities in energy-related companies
 *   Inactive
gp   general partnership interest
lp   limited partnership interest
5    directly held by LG&E Power 31 Incorporated
6    LG&E Power 31 Wind Incorporated

                                                                                      Percentage
                                            Energy or                     State/      of Voting
                                           Gas-related    Date of       Country of    Securities        Nature of
Name of Reporting Company                    Company    Organization   Organization      Held           Business
-------------------------                    -------    ------------   ------------      -----          --------
        Ultrasystems Construction Co.           *        12/26/45      California         100%       Inactive
        Inc.

        HD Energy Corporation                   *        12/24/90       Delaware          100%       Inactive

           Ultrafuels Incorporated              *         1/5/83       California         100%       Inactive

           Ultrafuels 1 Incorporated            *        12/22/83      California         100%       Inactive

           NuHPI Inc.                           *        11/25/91       Delaware          100%       Inactive

              Ultrapower Biomass Fuels          *        12/11/85      California         100%       Inactive
              Corporation

              Hadson Power Live Oak             *        12/31/87      California         100%       Inactive
              Incorporated

        Hadson Financial Corporation            *         6/25/89       Delaware          100%       Inactive

        LG&E Power Gregory I Inc.              (a)        3/30/78      New Mexico         100%       Indirect Owner of Power
                                                                                                     Project

           Gregory Power Partners LP         Energy       6/1/98         Texas             1% 7      Owner and Developer of
                                                                                          49% 8      Power Project

        LG&E Power Gregory II Inc.             (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

           Gregory Partners LLC              Energy       6/2/98         Texas                       Owner and Developer of
                                                                                                     Power Project

        LG&E Power Gregory III Inc.            (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

        LG&E Power Gregory IV Inc.             (a)        5/18/98       Delaware          100%       Indirect Owner of Power
                                                                                                     Project

        Ultrasystems Small Power                *        12/19/85      California         100%       Inactive
        Incorporated

           Ultrasystems Small Power I           *        10/22/86      California         100%       Inactive
           Incorporated

        LG&E Natural Industrial              Energy      12/20/83       Colorado          100%       Natural Gas Marketing
        Marketing Co.                                                                                and Transmission

        Hadson Fuels Inc.                       *         4/22/80       Oklahoma          100%       Inactive

           Triple T Services Inc.               *         2/11/86       Oklahoma          100%       Inactive

        LG&E Natural Canada Inc.                *         1/15/86        Canada           100%       Inactive

--------------------
(a)  Directly or indirectly holds securities in energy-related companies
 *   Inactive
gp   general partnership interest
lp   limited partnership interest
7    directly held by LG&E Power Gregory III Inc.
8    directly held by LG&E Power Gregory II Inc.

                                                                                      Percentage
                                            Energy or                     State/      of Voting
                                           Gas-related    Date of       Country of    Securities        Nature of
Name of Reporting Company                    Company    Organization   Organization      Held           Business
-------------------------                    -------    ------------   ------------      -----          --------
        LG&E Fuels Services Inc.             Energy       7/2/98        Delaware          100%       Investment in
                                                                                                     Alternative Fuels

 LG&E Power Tiger Creek LLC                     *         7/21/00       Delaware          100%       Inactive

        Babcock & Wilcox Services Inc.          *         unknown      California        25.4%       Inactive

      KUCC Paris Corporation                   (a)        6/20/94       Kentucky          100%       Indirect Owner of
                                                                                                     Investment in Power
                                                                                                     Project

        Tenaska III Partners Ltd.              (a)        unknown        Texas            15%        Indirect Investment in QF

           Tenaska III Texas Partners        Energy       unknown        Texas            .06%       Interest in QF

      KUCC Ferndale Corporation                (a)        7/12/94       Kentucky          100%       Indirect Owner of
                                                                                                     Investment in Power
                                                                                                     Project

        Tenaska Washington Partners L.P.     Energy       unknown      Washington          5%        QF

      KUCC Portland 34 Corporation             (a)        8/15/94       Kentucky          100%       Inactive

      Portland 34 LTD Corporation              (a)        9/20/94       Kentucky          100%       Inactive

        Portland 34 L.P.                        *         unknown       Kentucky          100%       Inactive

      KUCC Development Corporation              *         1/31/95       Kentucky          100%       Inactive

      KU Solutions Corporation               Energy      11/21/95       Kentucky          100%       Energy Marketing and
                                                                                                     Services

--------------------
(a)  Directly or indirectly holds securities in energy-related companies
 *   Inactive
gp   general partnership interest
lp   limited partnership interest

Item 2. - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                                                                          PERSON TO
       COMPANY       TYPE OF      PRINCIPAL                                 WHOM              COLLATERAL        CONSIDERATION
       ISSUING      SECURITY      AMOUNT OF     ISSUE OR     COST OF     SECURITY WAS           GIVEN           RECEIVED FOR
      SECURITY       ISSUED       SECURITY      RENEWAL      CAPITAL       ISSUED           WITH SECURITY       EACH SECURITY

      NONE.

With respect to transactions with an associate company:


                  COMPANY                                        COMPANY                                          AMOUNT OF
            CONTRIBUTING CAPITAL                            RECEIVING CAPITAL                              CAPITAL CONTRIBUTION

            NONE.

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions Performed by Reporting Companies on behalf of Associate Companies.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         INDIRECT                      TOTAL
REPORTING COMPANY     ASSOCIATE COMPANY       TYPES OF SERVICES        DIRECT COSTS       COSTS       COST OF          AMOUNT
RENDERING SERVICES    RECEIVING SERVICES          RENDERED               CHARGED         CHARGED      CAPITAL          BILLED
-----------------------------------------------------------------------------------------------------------------------------------
Enertech              Services company        Labor related                  3,791                                       3,791
-----------------------------------------------------------------------------------------------------------------------------------
                                              Miscellaneous services       448,358                                     448,358
-----------------------------------------------------------------------------------------------------------------------------------
Enertech              LG&E Utility            Labor related                  2,796                                       2,796
-----------------------------------------------------------------------------------------------------------------------------------
                                              Miscellaneous services       377,465                                     377,465
-----------------------------------------------------------------------------------------------------------------------------------
Enertech              Kentucky Utilities      Labor related                    236                                         236
-----------------------------------------------------------------------------------------------------------------------------------
                                              Miscellaneous services            11                                          11
-----------------------------------------------------------------------------------------------------------------------------------
Enertech              LEC                     Miscellaneous services       261,834                                     261,834
-----------------------------------------------------------------------------------------------------------------------------------
Home Services         Services company        Labor related                  1,182                                       1,182
-----------------------------------------------------------------------------------------------------------------------------------
                                              Miscellaneous services        14,421                                      14,421
-----------------------------------------------------------------------------------------------------------------------------------
Home Services         LG&E Utility            Miscellaneous services     1,016,300                                   1,016,300
-----------------------------------------------------------------------------------------------------------------------------------
Home Services         Kentucky Utilities      Miscellaneous services       192,611                                     192,611
-----------------------------------------------------------------------------------------------------------------------------------
Home Services         LEC                     Miscellaneous services        28,134                                      28,134
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Capital Corp.      Convenience payments           8,561                                       8,561
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power              Convenience payments             424                                         424
                      Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LEM                     Convenience payments             891                                         891
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Capital Corp.      Convenience payments           1,573                                       1,573
Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Capital Corp.      Convenience payments           2,241                                       2,241
Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            Enertech                Convenience payments             188                                         188
Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power              Convenience payments          10,754                                      10,754
Operations Inc.       Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LEM                     Convenience payments             307                                         307
Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         INDIRECT                      TOTAL
REPORTING COMPANY     ASSOCIATE COMPANY       TYPES OF SERVICES        DIRECT COSTS       COSTS       COST OF          AMOUNT
RENDERING SERVICES    RECEIVING SERVICES          RENDERED               CHARGED         CHARGED      CAPITAL          BILLED
-----------------------------------------------------------------------------------------------------------------------------------
FSF Minerals Inc.     WKEC                   Miscellaneous services         21,029                                      21,029
-----------------------------------------------------------------------------------------------------------------------------------
FSF Minerals Inc.     LEC                    Miscellaneous services        156,629                                     156,629
-----------------------------------------------------------------------------------------------------------------------------------
KUCC Paris            LEC                    Miscellaneous services        122,766                                     122,766
Corporation
-----------------------------------------------------------------------------------------------------------------------------------
KU Solutions          LEC                    Miscellaneous services          9,828                     1,642            11,470
Corporation
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power             Miscellaneous services         12,858                                      12,858
                      Engineers and
                      Constructors Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                             Convenience Payments              633                                         633
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power             Miscellaneous services          7,297                                       7,297
                      Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power             Convenience Payments              365                                         365
                      Engineers and
                      Constructors Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power             Convenience payments            6,735                                       6,735
                      Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                             Miscellaneous services        448,925                                     448,925
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power             Convenience payments            3,544                                       3,544
                      Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                             Labor related                  82,388                                      82,388
-----------------------------------------------------------------------------------------------------------------------------------
                                             Miscellaneous services        444,723                                     444,723
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power             Labor related                     611                                         611
                      Monroe LLC
-----------------------------------------------------------------------------------------------------------------------------------
                                             Convenience payments               35                                          35
-----------------------------------------------------------------------------------------------------------------------------------
                                             Miscellaneous services              9                                           9
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power 11, Inc.    Convenience payments           78,575                                      78,575
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power 12, Inc.    Convenience payments           78,575                                      78,575
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power 13, Inc.    Convenience payments           78,575                                      78,575
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LEM                    Convenience payments               87                                          87
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         INDIRECT                      TOTAL
REPORTING COMPANY     ASSOCIATE COMPANY       TYPES OF SERVICES        DIRECT COSTS       COSTS       COST OF          AMOUNT
RENDERING SERVICES    RECEIVING SERVICES          RENDERED               CHARGED         CHARGED      CAPITAL          BILLED
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Natural          Convenience payments            40,633                                      40,633
                      Canada Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Power            Convenience payments             8,050                                       8,050
                      Gregory I, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       LG&E Minor            Convenience payments               226                                         226
                      Facilities Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       Llano Gathering Inc.  Convenience payments           413,857                                     413,857
-----------------------------------------------------------------------------------------------------------------------------------
                                            Labor related                  586,381                                     586,381
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       WKEC                  Labor related                   56,217                                      56,217
-----------------------------------------------------------------------------------------------------------------------------------
                                            Miscellaneous services          28,004                                      28,004
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power Inc.       Services Company      Convenience payments            25,565                                      25,565
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Labor related                    1,260                                       1,260
Services Inc.         Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Convenience payments               796                                         796
-----------------------------------------------------------------------------------------------------------------------------------
                                            Miscellaneous services             580                                         580
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power Inc.       Labor related                    4,444                                       4,444
Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Convenience payments             3,597                                       3,597
Services Inc.         Monroe LLC
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power 11, Inc.   Convenience payments           517,500                                     517,500
Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Southampton Inc. Convenience payments            57,500                                      57,500
Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LEM                   Miscellaneous services             863                                         863
Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Labor related                    6,899                                       6,899
Operations Inc.       Services Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Convenience payments             5,823                                       5,823
-----------------------------------------------------------------------------------------------------------------------------------
                                            Miscellaneous services         162,724                                     162,724
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         INDIRECT                      TOTAL
REPORTING COMPANY     ASSOCIATE COMPANY       TYPES OF SERVICES        DIRECT COSTS       COSTS       COST OF          AMOUNT
RENDERING SERVICES    RECEIVING SERVICES          RENDERED               CHARGED         CHARGED      CAPITAL          BILLED
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Labor related                   16,091                                      16,091
Operations Inc.       Monroe LLC
-----------------------------------------------------------------------------------------------------------------------------------
                                            Convenience payments            13,380                                      13,380
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Labor related                    5,797                                       5,797
Operations Inc.       Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
                                            Convenience payments            71,456                                      71,456
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Convenience payments             1,976                                       1,976
Operations Inc.       Engineers and
                      Constructors Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            Llano Gathering Inc.  Convenience payments             1,322                                       1,322
Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LEM                   Miscellaneous services              70                                          70
Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Convenience payments         2,608,266                                   2,608,266
Operations Inc.       Gregory I, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power 16         Convenience payments               500                                         500
Operations Inc.       Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
                                            Miscellaneous services          28,331                                      28,331
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power Roanoke    Convenience payments         2,825,742                                   2,825,742
Operations Inc.       Incorporated
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Miscellaneous services          30,788                                      30,788
Operations Inc.       Gregory IV, Inc
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power Inc.       Miscellaneous services          62,115                                      62,115
Engineers and
Constructors Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power Inc.       Miscellaneous services         406,850                                     406,850
Gregory I, Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Miscellaneous services          83,694                                      83,694
Gregory II, Inc.      Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                         INDIRECT                      TOTAL
REPORTING COMPANY     ASSOCIATE COMPANY       TYPES OF SERVICES        DIRECT COSTS       COSTS       COST OF          AMOUNT
RENDERING SERVICES    RECEIVING SERVICES          RENDERED               CHARGED         CHARGED      CAPITAL          BILLED
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power            LG&E Power            Miscellaneous services           1,724                                       1,724
Gregory III, Inc.     Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
KUCC Ferndale         LG&E Power            Miscellaneous services         575,111                                     575,111
                      Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
Llano Gathering Inc.  LG&E Power Inc.       Miscellaneous services         487,837                                     487,837
-----------------------------------------------------------------------------------------------------------------------------------
Llano Storage Inc.    LG&E Power Inc.       Miscellaneous services           6,493                                       6,493
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Minor            Llano Gathering Inc.  Miscellaneous services             226                                         226
Facilities Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Natural          LG&E Power Inc.       Convenience payments                97                                          97
Industrial
Marketing Co.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Natural          LG&E Power            Convenience payments                17                                          17
Industrial            Operations Inc.
Marketing Co.
-----------------------------------------------------------------------------------------------------------------------------------

Part II - Transactions Performed by Associate Companies on behalf of Reporting Companies.


-----------------------------------------------------------------------------------------------------------------------------------
    ASSOCIATE              REPORTING                                                      INDIRECT                     TOTAL
     COMPANY                COMPANY            TYPES OF SERVICES        DIRECT COSTS       COSTS        COST OF        AMOUNT
RENDERING SERVICES     RECEIVING SERVICES          RENDERED              CHARGED          CHARGED       CAPITAL        BILLED
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility           Home Services            Convenience payments           465                                         465
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services         7,712                                     7,712
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility           Enertech                 Convenience payments              30                                        30
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services        20,683                                    20,683
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility           KU Solutions             Convenience payments           3,682                                     3,682
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services         1,121                                     1,121
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility           LEM                      Labor related                    811                                       811
-----------------------------------------------------------------------------------------------------------------------------------
                                                Convenience payments         326,400                                   326,400
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services       (94,192)                                  (94,192)
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Utility           FSF Minerals Inc.        Labor related                  1,333                                     1,333
-----------------------------------------------------------------------------------------------------------------------------------
                                                Convenience payments             243                                       243
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services        (3,528)                                   (3,528)
-----------------------------------------------------------------------------------------------------------------------------------
Kentucky Utilities     KU Solutions             Labor related                 28,706                                    28,706
-----------------------------------------------------------------------------------------------------------------------------------
                                                Convenience payments          40,753                                    40,753
-----------------------------------------------------------------------------------------------------------------------------------
Services Company       Enertech                 Labor related                455,474                                   455,474
-----------------------------------------------------------------------------------------------------------------------------------
                                                Convenience payments          29,120                                    29,120
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services     1,153,372                                 1,153,372
-----------------------------------------------------------------------------------------------------------------------------------
Services Company       Home Services            Labor related                 84,671                                    84,671
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services     1,163,011                                 1,163,011
-----------------------------------------------------------------------------------------------------------------------------------
Services Company       FSF Minerals Inc.        Convenience payments             997                                       997
-----------------------------------------------------------------------------------------------------------------------------------
Services Company       KU Solutions             Convenience payments           3,692                                     3,692
-----------------------------------------------------------------------------------------------------------------------------------
Services Company       LG&E Power Inc.          Labor related                828,806                                   828,806
-----------------------------------------------------------------------------------------------------------------------------------
                                                Convenience payments         354,459                                   354,459
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services       370,010                                   370,010
-----------------------------------------------------------------------------------------------------------------------------------
Services Company       LEM                      Labor related              1,188,784                                 1,188,784
-----------------------------------------------------------------------------------------------------------------------------------
                                                Convenience payments          18,092                                    18,092
-----------------------------------------------------------------------------------------------------------------------------------
                                                Miscellaneous services       555,324                                   555,324
-----------------------------------------------------------------------------------------------------------------------------------
WKEC                   FSF Minerals Inc.        Miscellaneous services         5,492                                     5,492
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
    ASSOCIATE              REPORTING                                                      INDIRECT                     TOTAL
     COMPANY                COMPANY            TYPES OF SERVICES        DIRECT COSTS       COSTS        COST OF        AMOUNT
RENDERING SERVICES     RECEIVING SERVICES          RENDERED              CHARGED          CHARGED       CAPITAL        BILLED
-----------------------------------------------------------------------------------------------------------------------------------
WKEC                   LEM                      Miscellaneous services     4,652,407                                 4,652,407
-----------------------------------------------------------------------------------------------------------------------------------
LEC                    Enertech                 Miscellaneous services         5,871                                     5,871
-----------------------------------------------------------------------------------------------------------------------------------
LEC                    Home Services            Miscellaneous services        16,860                                    16,860
-----------------------------------------------------------------------------------------------------------------------------------
LEC                    LG&E Credit Corp.        Miscellaneous services         2,422                                     2,422
-----------------------------------------------------------------------------------------------------------------------------------
LEC                    KUCC Ferndale            Miscellaneous services       414,980                                   414,980
                       Corporation
-----------------------------------------------------------------------------------------------------------------------------------
LEC                    LG&E Power Inc.          Miscellaneous services     6,022,435                                 6,022,435
-----------------------------------------------------------------------------------------------------------------------------------
LEM                    LEC                      Miscellaneous services     1,514,645                                 1,514,645
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power             LG&E Power Inc.          Convenience payments           1,578                                     1,578
Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power             LG&E Power               Miscellaneous services        10,035                                    10,035
Development Inc.       Operations Inc
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power             Llano Gathering, Inc.    Convenience payments             306                                       306
Development Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 11, Inc.    LG&E Power               Miscellaneous services    10,105,090                                10,105,090
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 12, Inc.    LG&E Power               Miscellaneous services     8,721,750                                 8,721,750
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 13, Inc.    LG&E Power               Miscellaneous services     9,189,338                                 9,189,338
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E                   LG&E Power               Miscellaneous services     1,126,236                                 1,126,236
Southampton, Inc.      Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Altavista, Inc.   LG&E Power               Miscellaneous services       971,171                                   971,171
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Hopewell, Inc.    LG&E Power               Miscellaneous services     1,059,249                                 1,059,249
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 21          LG&E Power               Miscellaneous services       438,659                                   438,659
Wind, Inc              Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 21, Inc     LG&E Power               Miscellaneous services         4,982                                     4,982
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
    ASSOCIATE              REPORTING                                                      INDIRECT                     TOTAL
     COMPANY                COMPANY            TYPES OF SERVICES        DIRECT COSTS       COSTS        COST OF        AMOUNT
RENDERING SERVICES     RECEIVING SERVICES          RENDERED              CHARGED          CHARGED       CAPITAL        BILLED
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Erie              LG&E Power               Miscellaneous services           152                                       152
Partners, Inc          Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 31, Inc     LG&E Power               Miscellaneous services         9,719                                     9,719
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
LG&E Power 31          LG&E Power               Miscellaneous services       970,086                                   970,086
Wind, Inc              Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------
KUCC Portland 34       LG&E Power               Miscellaneous services        32,581                                    32,581
                       Operations Inc.
-----------------------------------------------------------------------------------------------------------------------------------


Company Names:
LEC                            LG&E Energy Corp.
LG&E Utility                   Louisville Gas and Electric Company
Kentucky Utilities             Kentucky Utilities Company
Services Company               LG&E Energy Services Inc.
WKEC                           Western Kentucky Energy Corp.
Enertech                       LG&E Enertech Inc.
Home Services                  LG&E Home Services Inc.
KU Solutions                   KUCC Solutions Corporation
LEM                            LG&E Energy Marketing Inc.

Item 4. - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies:
Total consolidated capitalization as of March 31, 2001                                     $11,257,099,000  Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)                          $1,688,564,850  Line 2
Greater of $50 million or Line 2                                                            $1,688,564,850  Line 3
                                                                                          ----------------
Total current aggregate investment*:
(categorized by major line of energy-related business)
Energy-related business Category - Rule 58(b)(1)(i)  (1)                                            46,751
Energy-related business Category - Rule 58(b)(1)(iv)  (2)                                        2,765,197
Energy-related business Category - Rule 58(b)(1)(v)  (3)                                       600,044,353
Energy-related business Category - Rule 58(b)(1)(vii)  (4)                                      12,723,058
Energy-related business Category - Rule 58(b)(1)(viii)  (5)                                    281,384,459
Energy-related business Category - Rule 58(b)(1)(ix)  (6)                                        5,822,559
                                                                                          ----------------

Total current aggregate investment                                                             902,786,377  Line 4
                                                                                          ----------------
Difference between the greater of $50 million or 15% of
Capitalization and the total aggregate investment of the
Registered holding company system (line 3 less line 4)                                         785,778,473  Line 5
                                                                                          ----------------

* Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1) Rule 58(b)(1)(i) - the rendering of energy management services and demand-side management services.

(2) Rule 58(b)(1)(iv) - the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(3) Rule 58(b)(1)(v) - the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(4) Rule 58(b)(1)(vii) - the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(5) Rule 58(b)(1)(viii)- the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(6) Rule 58(b)(1)(ix) - the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.

Investments in gas-related companies:

Total current aggregate investment:
(categorized by major line of gas-related business)
Gas-related business Category - Rule 58(b)(2)(i)              (1)
Gas-related business Category - Rule 58(b)(2)(ii)             (2)                     35,502,569
                                                                                ------------------

Total current aggregate investment                                                    35,502,569
                                                                                ------------------

(1) Rule 58(b)(2)(i) - activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2) Rule 58(b)(2)(ii) - activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5. - OTHER INVESTMENTS


  MAJOR LINE OF ENERGY-               OTHER INVESTMENT IN            OTHER INVESTMENT IN      REASON FOR DIFFERENCE IN
    RELATED BUSINESS                  LAST U-9C-3 REPORT 1            THIS U-9C-3 REPORT          OTHER INVESTMENT
Pipeline construction                         111,730,340              113,813,761           Change in intercompany advances.
investments*

International investments 2 o                  31,672,397               31,856,320           Change in intercompany advances.

Energy-related consumer credit                    270,419                272,419             Change in intercompany advances.
and services o

Investment in development of                  165,343,477              264,590,971           Change due to partial sale of
generation facilities o                                                                      combustion turbines to utility
                                                                                             entities.

Investment in special purpose                           0               70,666,493           Accounts receivable
entities used for accounts                                                                   securitization programs were
receivable securitization                                                                    not active at December 31, 2000.
programs 3

Unregulated generation                         32,324,524               33,802,249           Change in intercompany advances.
investments 4 o

-------------------
*    Commission reserved jurisdiction over retention of this business.

o Retention of these businesses was approved in the Commission's Order in Holding Company Act Release No. 27291 (December 6, 2000).

1    Note that these amounts reflect corrected figures for December 31, 2000.

2    Primarily, investment in Argentine gas distribution businesses.

3 Authorized by the Commission's Order in Holding Company Act Release No. 27291 (December 6, 2000).

4 Includes investment in WKE Station Two, Inc., which was the subject of a No-Action Letter dated July 13, 1998 confirming that WKE Station Two, Inc. is not an "electric utility company."

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

Exhibit A-1    Financial statements for Reporting Companies for the quarterly period ended March 31, 2001. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule
               104(b), 17 CFR 250-104(b).)

               FS-1     FCD LLC
               FS-2     LCC LLC
               FS-3     FSF Minerals Inc.
               FS-4     LG&E Fuel Services Inc.
               FS-5     LG&E Power Gregory IV Inc.
               FS-6     LG&E Power Gregory III Inc.
               FS-7     LG&E Power Gregory II Inc.
               FS-8     LG&E Power Gregory I Inc.
               FS-9     Gregory Power Partners L.P.
               FS-10    Gregory Partners, LLC
               FS-11    LG&E Power Operations
               FS-12    LG&E Power Services Inc.
               FS-13    LG&E Power Engineers and Constructors
               FS-14    LG&E Crown Inc.
               FS-15    Powertex Parent Inc.
               FS-16    LG&E Minor Facilities Inc.
               FS-17    Llano Storage Inc.
               FS-18    Llano Gathering Inc.
               FS-19    American Power Inc. (CO.52)
               FS-20    KUCC Ferndale Corporation
               FS-21    KUCC Paris Corporation
               FS-22    KU Solutions
               FS-23    LG&E Energy Marketing Consolidated
               FS-24    LG&E Power Inc Consolidated
               FS-25    LG&E Natural Marketing Canada (CO.855)
               FS-26    LG&E Natural Canada (CO.854)
               FS-27    LG&E Natural Industrial Marketing (CO.853)
               FS-28    Hadson Financial (CO.851)
               FS-29    LG&E Home Services
               FS-30    LG&E Enertech

B.   Exhibits:

Exhibit B-1    Copies of contracts required to be provided by Item 3

               Exhibit B-1.1 Utility Service Agreement by and among LG&E Energy Services Inc., Louisville Gas and Electric Company and Kentucky Utilities Company, dated as of January 1, 2001.

               Exhibit B-1.2 Service Agreement between LG&E Energy Services Inc. and LG&E Capital Corp., dated as of January 1, 2001.

               Exhibit B-1.3 Service Agreement between LG&E Energy Services
               Inc. and LG&E Energy Marketing Inc., dated as of January 1, 2001.

               Exhibit B-1.4 Service Agreement between LG&E Energy Services Inc. and Powergen plc, dated as of January 1, 2001.

               Exhibit B-1.5 Utility Service Agreement between LG&E Energy Services Inc. and Louisville Gas and Electric Company, dated as of January 1, 2001.

Exhibit B-2    Officer's Certification

                                    SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                     Powergen plc



                                     By: /s/ David Jackson
                                        ------------------------------------
                                        David Jackson
                                        Corporate Secretary and General Counsel